Timmins Gold Corp.
Suite 615 - 700 West Pender Street
Vancouver, British Columbia V6C 1G8

November 29, 2016

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Timmins Gold Corp. (the “Company”)
Form 40-F for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-35329

Dear Mr. Decker:

We hereby acknowledge receipt of the comment letter, dated November 15, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response.

___________________________

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.3
Independent Auditor’s Report

1.

Your audit report refers to the consolidated financial statements that are in accordance with International Financial Reporting Standards, rather than International Financial Reporting Standards as issued by the International Accounting Standards Board. Please have your auditor revise the second and opinion paragraphs of its report to state whether your consolidated financial statements are in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Response: The Company has amended the Form 40-F to include an audit opinion that references International Financial Reporting Standards as issued by the International Accounting Standards Board in the second and opinion paragraphs thereof. Such Amendment No. 1 to the Form 40-F is being filed with the Commission concurrently with this response letter.

___________________________

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to me at 604-638-8980.

Very truly yours,

/s/ Mark Backens
Mark Backens
Interim Chief Executive Officer

cc:	Suying Li
Securities and Exchange Commission

Ian Harcus
Timmins Gold Corp.

Cameron Walls
Deloitte LLP